UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                         Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

    Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 22 March 2023, prepared by WPP plc.

FOR IMMEDIATE RELEASE	22 March 2023

WPP PLC ("WPP")

WPP acquires data-driven influencer marketing agency Goat

WPP today announces the acquisition of Goat, one of the world's leading influencer marketing agencies.

Goat specialises in data-led end-to-end influencer marketing campaigns grounded in performance and measurement and was founded by Arron Shepherd, Nick Cooke, and Harry Hugo in 2015. Goat drives authentic brand engagement while integrating targeted paid media to reach the right audience and achieve industry-leading results. The company's 150+ staff across three global offices have helped to grow some of the biggest brands in the world, including Dell, Beiersdorf, Meta, Tesco, Uber, EA, Natura and Augustinus Bader, delivering best-in-class social and influencer campaigns. Since its founding, Goat has tracked the performance of over 50,000 influencer channels and over 250,000 pieces of content.

In recent years, Adweek recognised Goat as Europe's fastest-growing agency while The Drum awarded it Social Media Agency of the Year and LinkedIn named it one of its top companies.

Goat will join GroupM, WPP's media investment group, and merge with its influencer marketing solution INCA to create the industry's first truly global influencer marketing agency with more than 300 employees in over 30 markets around the world. The combined entity - which will go to market as Goat - will operate as part of GroupM Nexus, the world's leading media performance organisation with more than 9,000 expert practitioners.

As part of GroupM Nexus, Goat will support GroupM's strategy to help clients drive growth through performance with the scale and expertise to help global brands activate campaigns anywhere in the world. Enhanced by GroupM's partnerships with the world's largest social and commerce platforms, proprietary technology, and deep global expertise, Goat will provide GroupM and WPP clients with industry-leading global, cross-channel, and data-driven influencer marketing capabilities.

Christian Juhl, Global CEO, GroupM, said: "Influencer marketing is an exciting growth area for our business and one in which our clients are looking for globally scaled and outcomes-driven capabilities. The addition of Goat to GroupM as part of GroupM Nexus gives us the ability to deliver accountable, cross-channel, and data-driven influencer solutions for clients anywhere in the world. Combined with the exceptional talent at INCA, we expect Goat to play a critical role in helping us define the next era of media at GroupM."

Arron Shepherd, Founder and CEO, Goat, said: "We couldn't be happier to be joining WPP and GroupM to bring our leading global influencer marketing and digital solutions to some of the best brands in the world. We are delighted to combine forces with the amazing talent at INCA to deliver even better value for our clients all over the world."

Mark Read, CEO, WPP, said: "Influencer marketing is a key growth priority for the industry and for WPP. Our clients are increasingly planning budgets at a global scale and require partners that have the global reach to help deliver, whilst driving engagement and impact at a local level. Goat's proven track record in the influencer marketing space paired with GroupM's record of excellence will continue to build on our unparalleled expertise in this area."

Goat becomes the latest in a series of acquisitions that form part of WPP's accelerated growth strategy and focused M&A approach. These include 3K Communications, Fēnom Digital, Diff, Passport, JeffreyGroup and Newcraft in the last six months alone, in addition to the acquisition of influencer marketing agency Village Marketing in February 2022.

ENDS

Further information
Louise Lacourarie, WPP
+44 (0)20 7282 4600 / +44 (0)7741 360931
louise.lacourarie@wpp.com

Jared Baiman, GroupM
+1 (347) 843-3503
jared.baiman@groupm.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About GroupM
GroupM is the world's leading media investment company with a mission to create a new era of media where advertising works better for people. Responsible for more than $60 billion in annual media investment, according to COMvergence, the company innovates, differentiates, and generates sustained value for clients wherever they do business. GroupM's portfolio includes agencies Mindshare, Wavemaker, EssenceMediacom and mSix&Partners, as well as Choreograph (Data & Technology), GroupM Nexus (Cross-Channel Performance & Activation), and GroupM Investment. Discover more at www.groupm.com.

About Goat
Goat is a global award-winning agency delivering niche content, to niche audiences, at scale. The company works with leading brands to drive competitive advantage and digital transformation using influencers as a performance media channel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 22 March 2023.	By: ______________________
Balbir Kelly-Bisla
Company Secretary